SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.22)*

Cache, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127150-30-8
(CUSIP Number)

Andrew M. Saul, c/o Saul Partners, LP, 9 West 57th St., New York, NY 10019 Telephone (212) 371-9255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Andrew M. Saul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 449,430
	8	SHARED VOTING POWER 1,249,904
	9	SOLE DISPOSITIVE POWER 449,430
	10	SHARED DISPOSITIVE POWER 1,249,904
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,699,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.17%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Saul Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,249,904
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,249,904
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,249,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 4 of 8 Pages

This statement constitutes Amendment No. 22 to the Schedule 13D dated December 11, 1986, as amended (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul and Saul Partners, LP (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock"), of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

The Group Members are making this single, joint filing because they may be deemed to constitute a "group" (the "Group") within the meaning of Section 13(d)(3) of the Act. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a) This statement on Schedule 13D/A is filed on behalf of the following persons (each a "Reporting Person"):

(i) Andrew M. Saul with respect to the shares of Common Stock owned directly by him and with respect to the shares of Common Stock owned indirectly by him as a result of his membership in the Group; and

(ii) Saul Partners, LP with respect to the shares of Common Stock directly owned by Saul Partners, LP and with respect to the shares of Common Stock owned indirectly by it as a result of its membership in the Group.

(b) The address of the principal office of the Reporting Persons is 9 West 57th St., Suite 3405, New York, NY 10019.

(c) The principal business of Saul Partners, LP is serving as a private investment limited partnership.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Saul Partners, LP is a limited partnership organized under the laws of the State of Delaware. Mr. Andrew Saul is a citizen of the United States.

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

On February 5, 2013, the Company entered into an Investment Agreement (the "Backstop and Investment Agreement") with certain other parties pursuant to which the Company has agreed to commence an $8.0 million rights offering of its Common Stock (the “Rights Offering”).

In connection with the Rights Offering, Mr. Saul, a director of the Company, and the Company entered into a Voting, Standstill and Indemnification Letter Agreement (the "Agreement") pursuant to which Mr. Saul agreed (i) to vote any and all shares of Common Stock he or his affiliates own in favor of the issuance of shares in the Rights Offering and under the Backstop and Investment Agreement and (ii) not to transfer any such shares until the earlier of (x) two trading days following the closing date of the issuance of shares in the Rights Offering and under the Backstop and Investment Agreement and (y) thirty days following the termination of the Backstop and Investment Agreement. The Agreement does not preclude the Reporting Persons from selling or transferring any rights that they may have in connection with the Rights Offering. In addition, Mr. Saul also agreed pursuant to the Voting, Standstill and Indemnification Agreement not to stand for re-election at the 2013 annual meeting of the shareholders.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a)-(b) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 12,900,590 shares outstanding as of November 1, 2012, as reported by the Company in its Form 10-Q for the quarter period ended September 29, 2012.

As of the close of business on February 5, 2013:

Andrew M. Saul may be deemed to own beneficially 1,699,334 shares, representing 449,430 shares directly held by Andrew M. Saul and 1,249,904 shares directly held by Saul Partners, LP, of which Andrew M. Saul is Managing Partner. Andrew M. Saul's directly held shares include 10,000 shares acquired on January 15, 2013 pursuant to the Company's annual grant to all non-employee directors. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Andrew M. Saul disclaims beneficial ownership of all shares other than those held in his name.

Saul Partners, LP may be deemed to beneficially own 1,699,334 shares representing 1,249,904 shares directly held by Saul Partners, LP and 449,430 shares directly held by Andrew M. Saul, Managing Partner of Saul Partners, LP. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Saul Partners LP disclaims beneficial ownership of all shares other than those held in its name.

The Group Members as a whole may be deemed to own beneficially 1,699,334 shares of Common Stock, constituting approximately 13.17% of the shares outstanding.

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 6 of 8 Pages

(c) Except as set forth herein, none of the Reporting Persons have effected any transactions in the Company's securities during the past 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses set forth in Items 4 and 5 hereof are incorporated by reference in their entirety.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement.

Exhibit 2 Voting, Standstill and Indemnification Letter Agreement, dated as of February 5, 2013, between Cache, Inc. and Andrew Saul (filed as an exhibit to the Company's Current Report on Form 8-K, on February 8, 2013, and hereby incorporated by reference).

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

/s/ Andrew M. Saul
Andrew M. Saul

/s/ Andrew M. Saul
Saul Partners, LP by Andrew M. Saul
As Managing Partner

CUSIP No. 127150-30-8	SCHEDULE 13D/A	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Cache, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

DATE: February 11, 2013

/s/ Andrew M. Saul
Andrew M. Saul

Saul Partners, LP

/s/ Andrew M. Saul
Saul Partners, LP by Andrew M. Saul
as Managing Partner